AutoChina International Closes Sale of Chinese Consumer Auto Dealership
Business for Approximately $68.8 Million

SHIJIAZHUANG, Heibei Province, China—(BUSINESS WIRE)— AutoChina International Limited ("AutoChina" or the "Company") (NASDAQ: AUTC, AUTCW, AUTCU), a leading one-stop commercial vehicle sales and leasing company in China offering its customers affordable lease-to-own options, today announced that it has completed the previously announced sale of its consumer auto dealership business.

The consumer auto dealership business was sold to Xinjiang Guanghui Industry Investment (Group) Co. ("Xinjiang") for a cash payment of approximately $68.8 million (RMB470 million). The Company expects to utilize the net proceeds from the sale to expand AutoChina's commercial vehicle sales and financing business, which is already among the leaders in the industry in China. The Company expects to report a pre-tax gain of approximately $11.3 million (approximately RMB77 million) from this transaction in the current fourth quarter.

Xinjiang was established in 1989, and includes among its investments the China Grand Automotive Group ("CGA") joint venture with TPG Newbridge. CGA operates a network of over 100 auto dealerships in China.

AutoChina's Chairman and CEO, Mr. Yong Hui Li, noted, "We are pleased to have closed this transaction, which will enables us to devote all of our resources and time toward maximizing the value of our commercial vehicle sales and financing business. In addition, we value our strong relationship with Xinjiang, and hope to potentially work together on other projects in the future."

About AutoChina International Limited:

AutoChina International Limited is a leading one-stop commercial auto financing and sales company in China. AutoChina's operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li. The Company's website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

-	Continued compliance with government regulations;

-	Changing legislation or regulatory environments;
-	Requirements or changes affecting the businesses in which the Company is engaged;
-	Industry trends, including factors affecting supply and demand;
-	Labor and personnel relations;
-	Credit risks affecting the Company's revenue and profitability;
-	Changes in the automobile industry;
-	The Company's ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
-	Changing interpretations of generally accepted accounting principles;
-	Whether the transaction to sell the automobile dealership business is consummated;
-	General economic conditions; and
-	Other relevant risks detailed in the Company's filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

    Source: AutoChina International Limited